# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COPLEY ACQUISITION CORP, CIK 0002045473
CUSIP: G24243100
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Suite 4005-4006, 40/F,, One Exchange Square 8 Connaught Place, Central, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002047431

## Reporting persons
- Copley Acquisition Sponsors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 6,305,893; shared voting power 0; sole dispositive power 6,305,893; shared dispositive power 0; aggregate amount beneficially owned 6,305,893 (26.57% of the class)
  Comment: The 6,305,893 shares reported on Rows 5, 7 and 9 represent Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") of Copley Acquisition Corp (the "Issuer") held by Copley Acquisition Sponsors, LLC (the "Sponsor") consisting of: (i) 555,893 Class A Ordinary Shares issued to the Sponsor at the closing of the Issuer's initial public offering and the full exercise of the underwriters' over-allotment option as part of private placement units purchased by the Sponsor, and (ii) 5,750,000 Class B ordinary shares, par value $0.0001 per share (the "Class B Ordinary Shares"), held by the Sponsor, which are automatically convertible into Class A Ordinary Shares upon consummation of the Issuer's initial business combination ("Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities -- Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-283972). The Sponsor is the record holder of the Class B Ordinary Shares reported herein and has sole voting and dispositive power with respect to those Class B Ordinary Shares. Tok Li is the sole managing member of the Sponsor and has voting and dispositive power with respect to the securities held of record by the Sponsor. The 6,305,893 shares referred to in Rows 5, 7 and 9 exclude 277,946 Class A Ordinary Shares that may be purchased by exercising warrants that were issued to the Sponsor in a private placement and that are not exercisable within 60 days. The percentage in Row 11 is based on the aggregate total issued and outstanding ordinary shares of the Issuer, which include 17,978,393 Class A Ordinary Shares issued and outstanding and 5,750,000 Class B Ordinary Shares issued and outstanding as of November 12, 2025.
- Tok Li: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 6,305,893; sole dispositive power 0; shared dispositive power 6,305,893; aggregate amount beneficially owned 6,305,893 (26.57% of the class)
  Comment: The 6,305,893 shares reported on Rows 5, 7 and 9 represent Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") of Copley Acquisition Corp (the "Issuer") held by Copley Acquisition Sponsors, LLC (the "Sponsor") consisting of: (i) 555,893 Class A Ordinary Shares issued to the Sponsor at the closing of the Issuer's initial public offering and the full exercise of the underwriters' over-allotment option as part of private placement units purchased by the Sponsor, and (ii) 5,750,000 Class B ordinary shares, par value $0.0001 per share (the "Class B Ordinary Shares"), held by the Sponsor, which are automatically convertible into Class A Ordinary Shares upon consummation of the Issuer's initial business combination ("Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities -- Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-283972). The Sponsor is the record holder of the Class B Ordinary Shares reported herein and has sole voting and dispositive power with respect to those Class B Ordinary Shares. Tok Li is the sole managing member of the Sponsor and has voting and dispositive power with respect to the securities held of record by the Sponsor. The 6,305,893 shares referred to in Rows 5, 7 and 9 exclude 277,946 Class A Ordinary Shares that may be purchased by exercising warrants that were issued to the Sponsor in a private placement and that are not exercisable within 60 days. The percentage in Row 11 is based on the aggregate total issued and outstanding ordinary shares of the Issuer, which include 17,978,393 Class A Ordinary Shares issued and outstanding and 5,750,000 Class B Ordinary Shares issued and outstanding as of November 12, 2025.

## Item 1. Issuer
Name of issuer: COPLEY ACQUISITION CORP
Address of issuer's principal executive offices: Suite 4005-4006, 40/F, One Exchange Square 8 Connaught Place, Central, Hong Kong

## Item 2. Person Filing
Name of person filing: Copley Acquisition Sponsors, LLC and Tok Li (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: Suite 4005-4006, 40/F, One Exchange Square 8 Connaught Place, Central, Hong Kong.
Citizenship: Copley Acquisition Sponsors, LLC is a limited liability company formed in Delaware. Tok Li is a citizen of Hong Kong.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of November 12, 2025, the Reporting Persons may be deemed to beneficially own 6,305,893 ordinary shares of the Issuer, consisting of (i) 555,893 Class A Ordinary Shares issued to the Reporting Persons in connection with the private placement units purchased at the closing of the Issuer's initial public offering and the full exercise of the underwriters' over-allotment option and (ii) 5,750,000 Class B Ordinary Shares of the Issuer, which are convertible into Class A Ordinary Shares on a one-for-one basis upon consummation of the Business Combination or earlier at the option of the holder. The Sponsor is the record holder of the securities reported herein Tok Li is the sole managing member of the Sponsor and has voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed the beneficial owner of the securities held by the Sponsor. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 6,305,893 ordinary shares of the Issuer owned by the Reporting Persons constitute 26.57% of the aggregate total number of issued and outstanding ordinary shares of the Issuer, which include 17,978,393 Class A Ordinary Shares issued and outstanding and 5,750,000 Class B Ordinary Shares outstanding as of November 12, 2025. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination and may be converted at any time prior to the Issuer's initial business combination at the option of the holder, on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities -- Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-283972).
Sole power to vote or to direct the vote:
Copley Acquisition Sponsors, LLC: 6,305,893
Tok Li: 0
Shared power to vote or to direct the vote:
Copley Acquisition Sponsors, LLC: 0
Tok Li: 6,305,893
Sole power to dispose or to direct the disposition:
Copley Acquisition Sponsors, LLC: 6,305,893
Tok Li: 0
Shared power to dispose or to direct the disposition:
Copley Acquisition Sponsors, LLC: 0
Tok Li: 6,305,893

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Copley Acquisition Sponsors, LLC: /s/ Tok Li, Managing Member (02/17/2026)
- Tok Li: /s/ Tok Li, Individual (02/17/2026)